

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Michael B. Jebsen
President and Chief Financial Officer
Tenax Therapeutics, Inc.
ONE Copley Parkway, Suite 490
Morrisville, NC 27560

  Re: Tenax Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed August 20, 2021
    File No. 333-258981

Dear Mr. Jebsen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gary Guttenberg at 202-551-6477 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Margaret Rosenfeld, Esq.